UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36582

Auris Medical Holding Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Annual General Meeting Results

On June 4, 2020, Auris Medical Holding Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”). Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, each of the agenda items submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Re-election of the members of the Board of Directors

The Company’s shareholders re-elected Messrs. Thomas Meyer, Armando Anido, Alain Munoz, Calvin W. Roberts, and Mats Peter Blom, as members of the Board of Directors, each for a term of one year ending upon completion of the 2021 Annual General Meeting (or until their respective successors are elected).

Agenda Item 2: Increase of the Company’s authorised share capital

The Company’s shareholders approved the increase of the authorised share capital of the Company from CHF 4,400,000 divided into 10,000,000 common shares of CHF 0.40 each and 20,000,000 preference shares of CHF 0.02 each to CHF 10,400,000 divided into 25,000,000 common shares of CHF 0.40 each and 20,000,000 preference shares of CHF 0.02 each, by the creation of an additional 15,000,000 common shares of CHF 0.40 each ranking pari-passu with the existing common shares of the Company.

Agenda Item 3: Reduction of the par value of the Company’s common shares

The shareholders of the Company approved the reduction of the issued share capital of the Company by reducing the par value of each common share of the Company in issue from CHF 0.40 to CHF 0.01 with effect from not before June 4, 2020 and no later than June 30, 2020 and with the Board of Directors of the Company being authorised to determine such effective date (the “Effective Date”) and to credit the amount of the reduction to the contributed surplus account of the Company and to reduce the authorised share capital of the Company attributable to common shares to CHF 250,000 divided into 25,000,000 common shares of CHF 0.01 each, provided the Company satisfies the requirements of section 46(2) of the Companies Act 1981, as amended of Bermuda on the Effective Date.

Agenda Item 4: Re-election of the Auditors

The Company’s shareholders re-elected Deloitte AG, Switzerland, as auditors of Auris Medical Holding Ltd. for the 2020 financial year.

Agenda Item 5: Compensation of the Board of Directors and the Executive Management Committee

The Company’s shareholders approved, on a non-binding advisory basis, the 2019 Board of Directors and executive officers compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chairman and Chief Executive Officer

Date: June 5, 2020

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